UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of March 2022

Commission file number: 001-39957

NLS PHARMACEUTICS LTD.

(Translation of registrant’s name into English)

The Circle 6

8058 Zurich, Switzerland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7):_____

CONTENTS

Execution of Sales Agreement

On March 4, 2022, NLS Pharmaceutics Ltd., or the Company, entered into an ATM Sales Agreement, or the Sales Agreement, with Virtu Americas LLC, or Virtu, as sales agent. Pursuant to the terms of the Sales Agreement, the Company may issue and sell from time to time its common shares, par value CHF 0.02 per share, through Virtu, acting as its sales agent, or directly to Virtu, acting as principal. Pursuant to the Company’s prospectus supplement filed on March 4, 2022, the Company may issue and sell its common shares having an aggregate offering price of up to $3.9 million, or the Shares.

Under the Sales Agreement, Shares will be offered and sold pursuant to the Company's shelf registration statement on Form F-3 (File No. 333-262489), declared effective by the Securities and Exchange Commission, or the SEC on February 11, 2022. In addition, under the Sales Agreement, sales of Shares may be made by any method permitted by law deemed to be an “at the market offering” as defined in Rule 415(a)(4) under the Securities Act of 1933, as amended.

The Company will pay Virtu a commission rate of up to 3.0% of the gross proceeds from each sale of Shares and has agreed to provide Virtu with customary indemnification and contribution rights. The Company will also reimburse Virtu for certain specified expenses in connection with entering into the Sales Agreement.

The Company has no obligation to sell any of the Shares under the Sales Agreement and may at any time suspend the offering of its common shares upon notice and subject to other conditions.

The Sales Agreement contains customary representations, warranties and agreements by the Company, other obligations of the parties and termination provisions.

The Company intends to use the net proceeds from the sale of any Shares sold under the Sales Agreement for ongoing clinical and pre-clinical development activities and for general corporate purposes.

The foregoing summary of the Sales Agreement does not purport to be complete and is qualified in its entirety by reference to the Sales Agreement, which is attached as Exhibit 1.1 to this report and is incorporated herein by reference.

This report shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the Shares in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. This report shall not constitute an offer to sell or the solicitation to buy nor shall there be any sale of the Shares in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

This report is incorporated by reference into the Registrant’s Registration Statements on Form F-3 (File No. 333-262489), filed with SEC, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit Number	Description of Document
1.1	ATM Sales Agreement, dated March 4, 2022 by and between NLS Pharmaceutics Ltd. and Virtu Americas LLC.
5.1	Opinion of Wenger Vieli AG, Swiss counsel to NLS Pharmaceutics Ltd.
23.1	Consent of Wenger Vieli AG, Swiss counsel to NLS Pharmaceutics Ltd. (included in Exhibit 5.1).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NLS Pharmaceutics Ltd.

Date: March 4, 2022	By:	/s/ Alexander Zwyer
		Name:	Alexander Zwyer
		Title:	Chief Executive Officer

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